

Lisa P Rawls · 3rd

Owner - Evergreen CFO

Atlanta, Georgia, United States · **Contact info**

500+ connections

 Evergreen CFO

 Georgia Institute of Technology

Experience



CEO/Owner

Evergreen CFO

1995 – Present · 26 yrs

Atlanta and North Georgia

Founder and principal of Evergreen CFO, an outsourced CFO company, located in Georgia. See Summary for description of services.

  Evergreen CFO - Atlanta, GA - Home



SVP - Market President

BB&T

2009 – Dec 2013 · 4 yrs

Athens, Georgia Area

As Market President for Athens/Winder and surrounding NE Georgia cities, I was responsible for all commercial banking & lending activities, managing the sales and credit functions of the area's loan portfolio. Highly engaged in bringing the full resources of BB&T, a $180 billion regional banking organization, to companies in the $2 million - $100 million sales re...see more



Vice President - Commercial Lending

BB&T

2000 – 2003 · 3 yrs

Lake Oconee, GA



CFO

Tattersall Companies

1993 – 1995 · 2 yrs

Roswell, GA

Managed the financial operations of a multi-faceted commercial real estate and country club development company.



Vice President - Commercial Lending

SouthTrust Bank

1988 – 1993 · 5 yrs

St. Petersburg, Fl and Atlanta, GA

Education



Georgia Institute of Technology

Bachelor of Science (BS), Industrial Mgt

1984 – 1987



Georgia Institute of Technology - Georgia Tech College of Management
BSIM
1984 – 1987